Exhibit 99.1

November 24, 2011

VIA SEDAR – PROJECT NO. 1823392; 1823393

British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission

Re:	Amended Management’s Discussion & Analysis
Interim period ended September 30, 2011

This Amended Management’s Discussion & Analysis (the “Amended MD&A”) is being filed at the request of the British Columbia Securities Commission (the “Commission”) as a result of a deficiency noted by the Commission with respect to disclosure of the accounting principles used to prepare the financial data included in the Summary of Quarterly Results in the MD&A. The Summary of Quarterly Results in this Amended MD&A has been amended accordingly.

Yours truly,
BURCON NUTRASCIENCE CORPORATION

“Jade Cheng” (signed)

Jade Cheng
Chief Financial Officer